WisdomTree Trust

380 Madison Avenue

21st Floor

New York, New York 10017

June 17, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	WisdomTree Trust (File Nos. 333-13280 and 811-21864): Request for Withdrawal of Post-Effective Amendment Filing

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), WisdomTree Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 157 to the Registrant’s Registration Statement on Form N-1A (“PEA No. 157”). Pursuant to Rule 485(a) under the Securities Act, PEA No. 157 was filed with the Securities and Exchange Commission via EDGAR Accession No. 0001193125-13-142382 on April 4, 2013 and is scheduled to become effective on June 18, 2013. The purpose of PEA No. 157 was to register the Vident International Equity FundTM (the “Fund”) as a new series of the Trust.

No securities were sold in connection with this offering.

Pursuant to the requirements of Rule 477 under the Securities Act, this application for withdrawal of PEA No. 157 has been signed by the President of the Trust this 17th day of June, 2013.

If you have any questions regarding this filing, please contact W. John McGuire at (202) 373-6799.

WISDOMTREE TRUST

By:	/s/ Jonathan Steinberg
Name:	Jonathan Steinberg
Title:	President